P.E 4-1-02

0-16174

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of . . . . . . April 2002

.........Teva Pharmaceutical Industries Limited..........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190..............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

COPAXONE® NOW AVAILABLE IN THE U.S. IN A PRE-FILLED, READY-TO-USE-SYRINGE

Jerusalem, Israel, April 23, 2002, Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that COPAXONE® (glatiramer acetate injection) is now available in a pre-filled, ready-to-use syringe. The pre-filled syringe may be stored at room temperature for up to 7 days. The pre-filled, ready-to-use syringe will save hours of time and will bring comfort and convenience to patients, improving their quality of life.

"The new pre-filled syringe is about meeting peoples' needs for a treatment that is convenient, consistent and complete," said Larry Downey, President and Chief Executive Officer of Teva Neuroscience in the USA. "We're constantly thinking about how to make therapies as easy as flipping on a light switch."

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. More than 80 percent of Teva's sales are in North America and Europe. The company develops, manufacturers and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical Industries Limited
....
(Registrant)

By: Dan S. Suesskind
Dan Suesskind
Chief Financial Officer

Date: April 24, 2002